Special Shareholders Meeting of SaverOne 2014 Ltd.

Date: November 30, 2023
See Voting Instruction On Reverse Side.

Please make your marks like this: ✕ Use pen only

	For	Against	Abstain
1. To increase the Company's authorized share capital by 900,000,000, such that following the increase, the authorized share capital shall equal NIS 1,000,000 divided into 1,000,000,000 ordinary shares, par value NIS 0.01 each, and to amend the Company's articles of association accordingly.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here   Please Date Above

Please Sign Here   Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special Shareholders Meeting SaverOne 2014 Ltd. to be held November 30, 2023 For Holders as of November 10, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EDT November 24, 2023.

PROXY TABULATOR FOR
SAVERONE 2014 LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SaverOne 2014 Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. EDT on November 24, 2023)

The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **SaverOne 2014 Ltd.** (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business **November 10, 2023**, at the Company’s **Special Shareholders Meeting to be held on November 30, 2023, 3:00 p.m. Israel time** at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
SaverOne 2014 Ltd.
P.O. Box 8016
CARY, NC 27512-9903